**COMHAR CAPITAL MARKETS, LLC**

**FINANCIAL STATEMENT
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)**

**December 31, 2020**
**AVAILABLE FOR PUBLIC INSPECTION**

# OATH OR AFFIRMATION

I, **Mark DeRolf**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **Comhar Capital Markets LLC** as of **December 31, 2020** are true and correct. I further swear (or affirm) that neither the company nor any member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____
None

*Mark DeRolf*
_____
Signature

Chief Compliance Officer
_____
Title
February 23, 2021
_____
Date

*Based upon the Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns and the difficulties arising from Covid 19, Comhar Capital Markets, LLC is making this filing without a notarization.*

This report** contains (check all applicable boxes)
[**x**] (a)  Facing Page.
[**x**] (b)  Statement of Financial Condition.
[ ] (c)  Statement of Income (Loss).
[ ] (d)  Statement of Cash Flows.
[ ] (e)  Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f)  Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[**x**] (g)  Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[**x**] (h)  Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[**x**] (i)  Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j)  A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k)  A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[**x**] (l)  An Oath or Affirmation.
[ ] (m)  A copy of the SIPC Supplemental Report.
[**x**] (n)  A copy of the Exemption Report.
[ ] (o)  Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.11(d)2(iv).

**\*\*For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**

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# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C.20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

| SEC FILE NUMBER |
| --- |
| 8-51969 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING __01/01/20__ AND ENDING __12/31/20__
                                    MM/DD/YY                        MM/DD/YY

---

### A. REGISTRANT IDENTIFICATION

| OFFICIAL USE OMLY |
| --- |
| FIRM ID. NO. |

NAME OF BROKER-DEALER:

**COMHAR CAPITAL MARKETS, LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**311 S. Wacker Drive   Suite 2280**
(No. and Street)

| **Chicago** | **Illinois** | **60606** |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Kristen Murphy**                                    **(872) 205-0181**
                                                        (Area Code – Telephone No)

---

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Ryan & Juraska LLP,  Certified Public Accountants**
(Name – if individual, state last, first, middle name)

| **141 West Jackson Boulevard, Suite 2250** | **Chicago** | **Illinois** | **60604** |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**
    [X]  Certified Public Accountant
    [ ]  Public Accountant
    [ ]  Accountant not resident in United States or any of its possessions.

---

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



RYAN & JURASKA LLP

Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Comhar Capital Markets, LLC

### Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Comhar Capital Markets, LLC (the Company) as of December 31, 2020, and the related notes and supplemental schedules (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Comhar Capital Markets, LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

This financial statement is the responsibility of Comhar Capital Markets, LLC's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Comhar Capital Markets, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as Comhar Capital Markets, LLC's auditor since 2005.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

### Supplemental Information

The Supplemental Schedules (the "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of Comhar Capital Markets, LLC's financial statement. The supplemental information is the responsibility of Comhar Capital Markets, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statement as a whole.

*Ryan & Juraska LLP*

Chicago, Illinois
February 23, 2021

**Comhar Capital Markets, LLC**

**Statement of Financial Condition**

**December 31, 2020**

---

### Assets

| | | |
|---|---|---:|
| Cash | $ | 3,151,476 |
| Receivables from broker-dealer | | 6,901,583 |
| Accounts receivable | | 836,299 |
| Securities owned, not readily marketable; at fair value | | 2,300 |
| Receivable from affiliate | | 131,652 |
| Other assets | | 390 |
| | $ | 11,023,700 |

### Liabilities and Member's Equity

| | | |
|---|---|---:|
| Liabilities: | | |
|    Accounts payable and accrued expenses | $ | 3,984,749 |
|    Payable to affiliate | | 438,296 |
| | | 4,423,045 |
| Member's equity | | 6,600,655 |
| | $ | 11,023,700 |

See accompanying notes.

**COMHAR CAPITAL MARKETS, LLC**

**Notes to Financial Statement**

**December 31, 2020**

_____

1. **Organization and Business**

   Comhar Capital Markets, LLC formerly Global Liquidity Execution Services, LLC (the "Company"), a Delaware limited liability company, was organized on May 16, 1996. On March 1, 2017, the sole member of the Company sold their entire membership interest to ACS Global Holdings, LLC. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of FINRA. The Company engages primarily in the proprietary trading of exchange-traded equity securities.

2. **Summary of Significant Accounting Policies**

   Revenue Recognition and Securities Valuation
   The Company records all securities transactions on a trade date basis. Dividends are recorded on the ex-dividend date and interest is recognized on the accrual basis. Investments in securities and securities sold short are recorded in the statement of financial condition at fair value in accordance with Accounting Standards Codification Topic 820 ("ASC 820") - Fair Value Measurement and Disclosures (see Note 8).

   Use of Estimates
   The preparation of financial statement in conformity with United States Generally Accepted Accounting Principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statement and the accompanying notes. Management determines that the estimates utilized in preparing its financial statement are reasonable and prudent. Actual results could differ from these estimates.

   Income Taxes
   No provision has been made for federal income taxes as the taxable income or loss of the Company is included in the respective income tax returns of the member. In accordance with U.S. GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2017. Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as of and for the year ended December 31, 2020.

3. **Clearing Agreement**

   The Company has entered into a clearing agreement with Electronic Transaction Clearing, Inc., who provides clearing services for the Company for orders placed by the Company's traders.

4. **Credit Concentration**

   At December 31, 2020, a significant credit concentration of approximately $6.9 million is held at the clearing broker. Management does not consider the risk associated with the balances held at the clearing broker to be significant.

   At December 31, 2020, the Company had a cash balance at one bank in excess of FDIC limits by approximately $146,491 and at another bank by approximately $2,504,985. Management believes the Company is not exposed to any significant credit risk on cash.

5.  **Financial Instruments**

    Accounting Standards Codification Topic 815 ("ASC 815"), Derivatives and Hedging, requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit risk related contingent features in derivative agreements.  The disclosure requirements of ASC 815 distinguish between derivatives, which are accounted for as "hedges" and those that do not qualify for such accounting.  The Company reflects derivatives at fair value and recognizes changes in fair value through the statement of operations, and as such do not qualify for ASC 815 hedge accounting treatment.  The Company does not trade derivative financial instruments.

    Securities sold short represent obligations of the Company to deliver the security or underlying instrument and, thereby, create a liability to repurchase the security or underlying instrument in the market at prevailing prices.  Accordingly, these transactions result in risk as the Company's satisfaction of the obligations may exceed the amount recognized in the statement of financial condition.

    The Company is engaged in various trading activities in which counterparties solely include broker-dealers.  In the event counterparties do not fulfill their obligations, the Company may be exposed to risk.  The risk of default depends on the creditworthiness of the counterparty.  It is the Company's policy to review, as necessary, the credit standing of each counterparty.

6.  **Financial Instruments – Credit Losses**

    In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (topic 326) ("ASU 2016-13"). This ASU amends several aspects of the measurement of credit losses on financial instruments, including replacing the existing incurred credit loss model and other models with Current Expected Credit Losses model ("CECL"). Under CECL, the allowance for losses reflects management's estimate of credit losses over the remaining expected life of the financial assets and expected credit losses for newly recognized financial assets, as well as changes to expected credit losses during the period, would be recognized in earnings. Expected credit losses will be measured based on historical experience, current conditions, and forecasts that affect the collectability of the reported amount, and will be generally recognized earlier than under current standards. The standard became effective for the Company for fiscal years beginning after December 15, 2019. The adoption of this standard on January 1, 2020 did not have a material impact on the Company's financial statement.

7.    **Guarantees**

Accounting Standards Codification Topic 460 ("ASC 460"), Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements.  ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party.  This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.  The Company does not trade derivative financial instruments that would fall under the accounting definition of a guarantee.

8.    **Fair Value Measurement and Disclosures**

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.  Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 Inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability.  The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The following table presents the Company's assets measured at fair value at December 31, 2020:

| Assets | Level 3 |
|---|---|
| Securities owned, not readily marketable | |
| Warrants | $2,300 |

The Company valued warrants based on the last available broker quote. Due to restrictions the warrants were suspended from trading so the Company classified them as Level 3 investments.

At December 31, 2020 the Company held no Level 1 or Level 2 investments.

9.    **Related Party Transactions**

The Company utilizes an affiliated entity through common ownership for technology services and rent.  At December 31, 2020, the Company owed GLP $438,296 which is presented as a payable to affiliate on the statement of financial condition. Additionally, the Company paid ACS Execution Services, LLC ("ACS"), an affiliated entity through common ownership for execution and trading related fees, and received compensation for make/take liquidity credits.   At December 31, 2020, ACS owed the Company $131,652 which is presented as receivable from affiliate on the statement of financial condition.

10.   **Employee Benefit Plan**

The Company has established a 401(k) plan for qualified employees. The company matches a portion of employee contributions and may elect to make further discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement.

11.   **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1).  Under this rule, the Company is required to maintain "net capital" equal to the greater of $1,000,000 or 6 and ⅔ % of "aggregate indebtedness", as defined.

At December 31, 2020, the Company had net capital and net capital requirements of $5,842,472 and $1,000,000, respectively.

12.   **Subsequent Events**

The Company's management has evaluated events and transactions through February 23, 2021, the date the financial statement were issued, noting no material events requiring disclosure in the Company's financial statement.

**SUPPLEMENTAL SCHEDULES**

**FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT**
**PART III**

BROKER OR DEALER: **COMHAR CAPITAL MARKETS, LLC** as of **December 31, 2020**

## COMPUTATION OF NET CAPITAL

| | | | | | | |
|---|---|---|---|---|---|---|
| 1. | Total ownership (from Statement of Financial Condition- Item 1800) | | | $ | 6,600,655 | [3480] |
| 2. | Deduct: Ownership equity not allowable for net capital | | | | | [3490] |
| 3. | Total ownership equity qualified for net capital | | | $ | 6,600,655 | [3500] |
| 4. | Add: | | | | | |
| | A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | | | | [3520] |
| | B. Other (deductions) or allowable subordinated liabilities | | | | | [3525] |
| 5. | Total capital and allowable subordinated liabilities | | | $ | 6,600,655 | [3530] |
| 6. | Deductions and/or charges: | | | | | |
| | A. Total non-allowable assets from Statement of Financial Condition (Other assets) | $ 758,183 | [3540] | | | |
| | B. Secured demand note deficiency | | [3590] | | | |
| | C. Commodity futures contract and spot commodities proprietary capital charges | | [3600] | | | |
| | D. Other deductions and/or charges | | [3610] | $ | (758,183) | [3620] |
| 7. | Other additions and/or allowable credits (List) | | | | - | [3630] |
| 8. | Net Capital before haircuts on securities positions | | | $ | 5,842,472 | [3640] |
| 9. | Haircuts on securities (computed, where applicable pursuant to 15c3-1(f)): | | | | | |
| | A. Contractual securities commitments | | [3660] | | | |
| | B. Subordinated securities borrowings | | [3670] | | | |
| | C. Trading and Investment securities | | | | | |
| | 1. Exempted securities | | [3735] | | | |
| | 2. Debt securities | | [3733] | | | |
| | 3. Options | | [3730] | | | |
| | 4. Other securities | | [3734] | | | |
| | D. Undue concentration | | [3650] | | | |
| | E. Other (List) | | [3736] | $ | | [3740] |
| 10. | Net Capital | | | $ | 5,842,472 | [3750] |

Non allowable assets consist of the following:

| | | |
|---|---|---|
| Non allowable accounts receivable | $ | 755,493 |
| Securities owned, not readily marketable; at fair value | | 2,300 |
| Other assets | | 390 |
| Total | $ | 758,183 |

**Note: There are no material differences between the audited computation of net capital and that per the Company's amended, unaudited FOCUS report as filed.**

## FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART III

BROKER OR DEALER: **COMHAR CAPITAL MARKETS, LLC** as of **December 31, 2020**

### COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

**Part A**

| | | | | | |
|---|---|---|---|---|---|
| 11. | Minimum net capital required (6-2/3% of line 19) | | | $ 294,870 | [3756] |
| 12. | Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | | | $ 1,000,000 | [3758] |
| 13. | Net capital requirement (greater of line 11 or 12) | | | $ 1,000,000 | [3760] |
| 14. | Excess net capital (line 10 less 13) | | | $ 4,842,472 | [3770] |
| 15. | Excess net capital at 1000% (line 10 less 10% of line 19) | | | $ 4,842,472 | [3780] |

### COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | | | | |
|---|---|---|---|---|---|
| 16. | Total A.I. liabilities from Statement of Financial Condition | | | $ 4,423,045 | [3790] |
| 17. | Add: | | | | |
| | A. Drafts for immediate credit | | [3800] | | |
| | B. Market value of securities borrowed for which no equivalent value is paid or credited | | [3810] | | |
| | C. Other unrecorded amounts (List) | | [3820] | | [3830] |
| 18. | Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii)) | | | | [3838] |
| 19. | Total aggregate indebtedness | | | $ 4,423,045 | [3840] |
| 20. | Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10) | | | 75.71 | [3850] |
| 21. | Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) | | | | [3860] |

### COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

**Part B**

| | | | |
|---|---|---|---|
| 22. | 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c-3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries debits | | [3870] |
| 23. | Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | | [3880] |
| 24. | Net capital requirement (greater of line 22 or 23) | | [3760] |
| 25. | Excess net capital (line 10 less 24) | | [3910] |
| 26. | Net capital in excess of: 5% of combined aggregate debit items or $300,000 | | [3920] |

**NOTES:**

A. The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
   1. Minimum dollar net capital requirement, or
   2. 6-2/3% of **aggregate** indebtedness or **2% of aggregate debits if alternative method is used.**

B. Do not deduct the value of securities borrowed under subordination agreements of secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners securities which were included in non-allowable assets.

C. For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

**COMHAR CAPITAL MARKETS, LLC**

**Information Relating to the Possession or Control Requirements Under Rule 15c3-3**

**December 31, 2020**

_____

The Company did not handle any customer cash or securities during the year ended December 31, 2020 and does not have any customer accounts.

**COMHAR CAPITAL MARKETS, LLC**

**Information for Determination of Reserve Requirements Under Rule 15c3-3a**

**December 31, 2020**

_____

The Company did not handle any customer cash or securities during the year ended December 31, 2020 and does not have any customer accounts.



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Member
of Comhar Capital Markets, LLC

We have reviewed management's statements, included in the accompanying Comhar Capital Markets, LLC's Exemption Report, in which (1) Comhar Capital Markets, LLC (the "Company") stated the Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company stated that the Company is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits is business activities exclusively to proprietary trading, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ending December 31, 2020 without exception.

The Company's management is responsible for compliance with the exemption and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, therefore, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

*Ryan & Juraska LLP*

Chicago, Illinois
February 23, 2021

# COMHAR CAPITAL MARKETS, LLC

Comhar Capital Markets, LLC Exemption Report

Comhar Capital Markets, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 because the Company limits its business activities exclusively to proprietary trading; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ending December 31, 2020 without exception.

I, Mark DeRolf, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

_Mark DeRolf_ .

Mark DeRolf
Chief Compliance Officer
Comhar Capital Markets, LLC

February 23, 2021